SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 04/04 - January 29,2004

Copel's market grows 1.2% in 2003

Copel's total market, including free costumers, grew 1.2% from January to December 2003 in relation to the previous year.

The residential, commercial and rural segments grew 1.7%, 5.0% and 2.8%, respectively. The positive performance of the commercial is a result, mostly, of the sector modernization and the establishment of over 5 thousand new commercial units in 2003.

The consumption of the industrial class registered a 4.3% decrease compared to the previous year, due to the loss of some large customers, as well as lower economic activity in the period.

Direct Distribution

Segment	In GWh

	2003	2002	Change

Residential	4,381	4,307	1.7%
Industrial	7,233	7,554	-4.3%
Commercial	2,864	2,726	5.0%
Rural	1,250	1,216	2.8%
Free costumers (industrial clients) outside Paraná State	1,365	1,100	24.1%
Others	1,689	1,648	2.5%

Total	18,782	18,551	1.2%

For additional information, please contact Copel's Investor Relations team
Phone: (55-41) 222-2027
Ricardo Portugal Alves	ricardo.portugal@copel.com
Solange Elizabeth Maueler	solange@copel.com
Carlos Alberto C. Lucio	clucio@copel.com
Pedro Marcelo Gonçalves	pedro.marcelo@copel.com

Sincerely,

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.